Exhibit 2.2

LICENSE AGREEMENT

by and among

FIRSTWAVE TECHNOLOGIES, INC.,

and

FIRSTWAVE TECHNOLOGIES UK LTD.

(a wholly owned subsidiary of
AllAboutTickets, LLC after the “Closing Date”)
and

AllAboutTickets, LLC

i

LICENSE AGREEMENT

This LICENSE AGREEMENT (the “Agreement”), is effective the 3rd day of June, 2005 (the “Closing Date”) by and among Firstwave Technologies, Inc., a Georgia, U.S. corporation (“Firstwave”) and Firstwave Technologies UK Ltd, its wholly owned subsidiary, whose current registered office is at The Pavilion, 1 Atwell Place, Thames Ditton, Surrey, KT7 0NF (“Licensee”) and AllAboutTickets, LLC, a Georgia corporation (the “Buyer”). Firstwave, Licensee and Buyer are sometimes individually referred to herein as the “Party” and collectively referred to as the “Parties.”

RECITALS

Firstwave is engaged principally in the business of developing, marketing and distributing software and providing related products and services, including installation, support and maintenance services and marketing and distributing software and other products of third parties. Firstwave has developed and owns the intellectual property rights, including, without limitation, all worldwide copyrights, trademarks, patents, trade secrets and other intellectual property rights (the “Intellectual Property Rights” or “IPR”) in the customer relationship management software (the “Firstwave Software” as defined in Section 1.1 below) that Firstwave markets, promotes, licenses, distributes and supports worldwide, directly and indirectly, utilizing its sales and technical support force and that of its subsidiary, Firstwave Technologies UK Ltd and third parties. AllAboutTickets, LLC (the “Buyer”), is a newly formed Georgia limited liability company that is acquiring all of the capital stock of Licensee through a Stock Purchase Agreement and related agreements (collectively, the “Transaction Documents”). In connection with such acquisition, Buyer and Licensee desire that Licensee (which will be Buyer’s wholly owned subsidiary after the “Closing Date” (as defined herein and in the Transaction Documents)), obtain certain license rights to Firstwave Software for Licensee’s use in the Sports Industry in connection with the operation of Licensee’s business. The Parties, including the Buyer, acknowledge and agree that certain of the rights being granted herein to Licensee have been exercised by Licensee prior to the Closing Date of this Agreement. Notwithstanding the foregoing, all Parties, including the Buyer, desire to clearly state Licensee’s rights and obligations with respect to its use of the Firstwave Software during the period before the Closing Date of this and after the Closing Date until this Agreement is terminated. For purposes hereof, the “Sports Industry” shall mean those competitive sports organizations identified as national governing bodies, leagues, collegiate athletics, professional teams and sports promoters, and the ticketing, promotional and marketing activities related directly thereto, for whom Firstwave has tailored its existing customer relationship software solution; and the “Non-Sports Industry” shall mean all other verticals, excluding the Sports Industry.

Licensee desires, in connection with its business operations, to license, and Firstwave desires to grant to Licensee, certain IPR in the Firstwave Software developed, owned and distributed by Firstwave in consideration of the covenants and agreements contained herein.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants, and agreements of the Parties hereinafter set forth, the Parties hereto, intending to be legally bound, do hereby agree as follows:

ARTICLE 1
LICENSE RIGHTS

Section 1.1 Grant of License. Subject to the terms and conditions hereof and those stated in the Transaction Documents (including, without limitation, Licensee’s obligations to pay to Firstwave the “Royalty Fees” stated herein and the “Purchase Price” as defined in the Stock Purchase Agreement), from the Closing Date of this Agreement until this Agreement may be terminated as stated herein, Firstwave hereby grants to Licensee (i) a non-exclusive, non-transferable, non-assignable, limited, worldwide (subject to “Firstwave’s Protected Entities” as defined in Section 1.3 below) and revocable license to use, modify, recompile, reproduce, distribute and maintain the executable, object code version of certain portions of the “Firstwave Software” (defined below), and (ii) a non-exclusive, non-transferable, non-assignable, limited and revocable license to use, modify, recompile, maintain the “Source Code Materials” (as defined in Section 8.1 below) relating to the Firstwave Software for use only in the Sports Industry, subject to the non-compete agreement as provided in Section 1.4 below. The Parties acknowledge and agree that if Licensee and Buyer have not defaulted in any obligations hereunder or pursuant to the Transaction Documents and Licensee and Buyer have paid all fees due hereunder and as required by the Transaction Documents in full, the license rights granted to Licensee shall then become transferable, assignable, perpetual and royalty-free in the Sports Industry worldwide. After the Closing Date and during the period that Licensee is obligated to deliver Source Code Materials for escrow purposes (as provided in Section 8 below), the Parties may offer each to the other the opportunity for the other Party to receive a copy of any bug fixes, corrections and/or enhancements to the Firstwave Software for a fee agreeable to the Parties. In the event the Parties agree to such exchange, the manner and transfer of such information and fees shall be agreed upon by the Parties.

For purposes hereof and the license granted by Firstwave to Licensee, the “Firstwave Software” includes, in the form as the following modules existed on the Closing Date for use by Licensee only in the Sports Industry:

  ·     IDE Toolset & Architecture (Panther)
·	Onside Application
·	.Net Architecture (Tiger)
·	Sports Administration Application (referred to as “The Game”)
·	CRM 2004 (Connect Care)
·	De-dupe Application
·	Business Rules Engine
·	Interoperability Engine
·	Web Portal Templates (web connect)

In addition to the Firstwave Software described above, the documentation licensed to Licensee herein includes the documentation currently existing for the Firstwave Software which includes the following (and for purposes hereof will be included in the term “Firstwave Software”):

·	IDE Training Manual
·	End user training manual
·
Feature and specifications detailed descriptions (limited to Licensee’s internal use and not for distribution, excluding certain specific circumstances where warranted by a customer’s needs - in such specific circumstances, customer must sign an agreement customary in the industry limiting their use of these materials to their internal support of the Firstwave Software and must agree in writing to treat such materials as confidential).

For clarity, Licensee shall have the right to deliver the Source Code and Source Code Material to an escrow agent when requested by a customer of Licensee; provided a reasonable, customary escrow agreement is executed.

Section 1.2 Trademark License. In addition to the foregoing, Firstwave acknowledges, agrees and hereby grants to Licensee a limited, non-transferable, non-assignable, revocable right to: (i) use Firstwave’s trade name “Firswave”, product names and trademarks (collectively, the “Trademarks”) in connection with the marketing and distribution of the Firstwave Software through the period ending twelve (12) months after the Closing Date (each such twelve month period, a “Contract Year”). The intent of this right to use Firstwave’s Trademarks is to provide a transition period for Licensee to establish its products and services in the Sports Industry and to subsequently rename such products and services. During this initial twelve-month period, Licensee undertakes to faithfully reproduce all such Trademarks as may appear on or with the products offered by Licensee. Licensee shall not tamper with or modify any of the Trademarks and may employ the Trademarks in accordance with Firstwave’s reasonable and customary trademark policies which Firstwave shall make available to Licensee. Licensee shall not use the Trademarks in any manner likely to confuse, mislead or deceive the public, or be injurious to the best interests of Firstwave. Any rights granted by Firstwave pursuant to this Agreement shall be terminable at any time if Licensee fails to use the Trademarks in accordance with the terms herein or of any reasonable, written instructions from Firstwave and shall terminate immediately upon the termination of this Agreement. At the expiration of the first Contract Year, Licensee will have ceased all use of Firstwave’s Trademarks and will, from that date forward, market, promote, reproduce and distribute the Firstwave Software under its own trademarks and labels, which will be created in a form and manner that is not likely to confuse, mislead or deceive the public, or be injurious to the best interests of Firstwave. Licensee will advise Firstwave in writing of the trademarks and labels Licensee intends to use in connection with such Firstwave Software and will cooperate with Firstwave in the event Firstwave reasonably determines that a proposed trademark appears to be confusingly similar to any Trademark of Firstwave. Licensee presently intends to transition to the names and trademark “First Sports International”, and Firstwave consents to such name and mark and shall make no claim of ownership to such name and mark. Notwithstanding Firstwave’s consent to Licensee’s use of such name and mark, in the event there is actual confusion of such name and mark with any of Firstwave’s Trademarks, Licensee shall cease use of such name and mark within a reasonable period of time and select another name and mark acceptable to Firstwave that the Parties determine will not be confusingly similar to Firstwave Trademarks.

Section 1.3 Restrictions. Until License and Buyer have paid all amounts due to Firstwave hereunder and pursuant to the Transaction Documents, Licensee and Buyer shall not, license, sublicense, assign or transfer all, or a substantial portion of the rights and obligations granted to Licensee hereunder to any third party or other entity other than Licensee without Firstwave’s prior written consent. In the event Licensee makes such assignment or transfer and Firstwave does not agree to such assignment or transfer, then the remaining balance of the Royalty Fees due hereunder and under the Transaction Documents will be immediately due and such balance must be paid in its entirety prior to the Closing Date of such transfer. Licensee and Buyer, or any third party who assumes these rights and obligations shall not, under any circumstances or at any time use, modify, reproduce or distribute the Firstwave Software or any derivative or combination thereof in the Non-Sports Market. Nothing in this Section bars Licensee from sublicensing the Firstwave Software in the Sports Industry to its customers in the ordinary course of business.

        Section 1.4 Noncompete. Licensee and Buyer acknowledge that Firstwave is in the business of providing customer relationship management solutions worldwide and that Firstwave is entering into this Agreement to provide Licensee the opportunity to focus on delivering a solution for the Sports Industry. Accordingly, Buyer and Licensee agree that Licensee will exercise its license rights as granted herein, directly or indirectly, with respect to the Firstwave Software only in the Sports Industry. Furthermore, until the Royalty Fees and all amounts due under the Transaction Documents are paid in full, Buyer and Licensee agree that Licensee will not market, promote, distribute or sublicense, directly or indirectly, the Firstwave Software, and neither Buyer nor Licensee will provide or offer to provide, directly or indirectly, any “Professional Services” (as defined in Section 2.2(b)) related to the Firstwave Software to those entities identified as “Firstwave Protected Entities” and attached hereto as Exhibit A. Furthermore, Firstwave has agreed that, until the Note and all amounts due to Firstwave hereunder are paid in full, Firstwave will not license the Firstwave Software directly to the Sports Industry outside the U.S. The foregoing restriction will not prohibit Firstwave from private labeling the basic CRM components of its software to third parties who derive less than 10% of their revenues outside the U.S. from the Sports Industry as defined above, such as non-sports ticketing organizations (e.g., Cygnus) who may imbed the basic CRM components in its applications. Such licensee may then sublicense the basic CRM components as an embedded solution to a customer in the Sports Industry outside the U.S. and such transaction will not constitute a breach of this Agreement. After the Note and all amounts due to Firstwave under the Transaction Documents have been paid in full, then all Parties will be able to market, license, distribute and support the Firstwave Software and its derivatives in the Sports Industry worldwide. Licensee, Buyer, its subsidiaries, affiliates and partners will, at all times, be restricted to use, license, distribution and support of the Firstwave Software in the Sports Industry.

ARTICLE 2
ROYALTY FEES

                 Section 2.1 Royalties. As consideration for the rights granted to Licensee herein and other rights and property obtained by Buyer and Licensee pursuant to the Transaction Documents, Buyer and Licensee shall pay to Firstwave $2,214,000 (without duplication of the sums described in the Stock Purchase Agreement) as follows:

2.1.1	$338,000 (US) representing the prepaid royalty fees accrued by Firstwave which have been acquired by Licensee as part of the transaction documented in the Transaction Documents and hereinafter referred to as “Prepaid Royalty”, payable in accordance with the terms set forth in Section 2.2 below; and

2.1.2	$1,876,000 (US) representing the fees for the rights granted to Buyer and Licensee herein and such other related rights and property as may be granted in the Transaction Documents (the “Purchase Price”), to be paid in part by $256,000 in immediately available funds at Closing and in part by that certain promissory note in the principal amount of $1,620,000 to be executed on the Closing Date (the “Note”). For purposes hereof, the Prepaid Royalty and the Purchase Price are collectively referred to herein as the “Royalty Fees”, all of which are payable to Firstwave as described herein.

             Section 2.2  Calculation of Royalty Fees. The quarterly Royalty Fee will be calculated as follows and to the extent that these amounts exceed the amount paid on the Note at the beginning of each Contract Year, such amounts will be paid to Firstwave as stated herein:

(a)	35% (thirty-five percent) of all the “License Fees” earned by Licensee from its customers or from distributors, resellers, OEMs and any and all third parties, directly or indirectly, marketing and distributing the Firstwave Software and wherever deposited and shall be allocated upon receipt by Firstwave as follows: (1) 20% (twenty percent) of the License Fees to be applied to the Purchase Price and the principal balance of the Note, and (2) 15% (fifteen percent) of the License Fees to be applied to the Prepaid Royalty balance, until such time as Firstwave has recovered the total amount of such Prepaid Royalty amount (which amount is separate from the Purchase Price due hereunder and payments thereon will not be applied to the Purchase Price nor the principal balance of the Note due hereunder). Upon payment in full of the Prepaid Royalty amount, the royalty rate on License Fees shall be reduced to 20% and shall continue to be applied against the Note. In the event the Prepaid Royalty amount is not paid in full by the maturation date of the Note, Licensee shall add to the final installment under the Note the deficit in the cumulative Prepaid Royalty fee payments made by Licensee to Firstwave. For purposes hereof, “License Fees” shall mean all fees earned by Licensee during each Contract Year, directly or indirectly, from its licensing, sublicensing, lease, distribution and/or integration of the Firstwave Software and/or any third party software products (including products developed by Licensee) to the Sports Industry and received as license revenue or fees recognized as license revenue but received in a form other than cash, including, without limitation, if allocated for “in kind” products or services, the fair market value of such “in kind” products or services valued at the time Licensee delivers its products or services; and

(b)	10% of all “Professional Services” revenues earned by Licensee and wherever deposited shall be applied to the Purchase Price and the Principal Balance of the Note. For purposes hereof, “Professional Services” shall mean all fees earned by Licensee during each Contract Year, directly or indirectly, for the performance of services related in any way to the evaluation, customization, training and/or installation of the Firstwave Software and/or any third party software products (including products developed by Licensee) in the Sports Industry by

Licensee or its distributors, resellers, OEMs and any and all third parties and identified as Professional Services or fees recognized as Professional Services but received in a form other than cash, including, without limitation, if allocated for “in kind” products or services, the fair market value of such “in kind” products or services valued at the time Licensee delivers its products or services; and

(c)	20% of all “Maintenance Fees” earned by Licensee and wherever deposited shall be applied to the Purchase Price and the Principal Balance of the Note. For purposes hereof, “Maintenance Fees” shall mean all fees earned by Licensee during each Contract Year or attributed to such reporting period, directly or indirectly, for the performance of any and all maintenance, support and/or technical support of the Firstwave Software and/or any third party software products (including products developed by Licensee) by Licensee or its distributors, resellers, OEMs and any and all third parties and identified as Maintenance Fees or fees recognized as Maintenance Fees but received in a form other than cash, including without limitation, if allocated for “in kind” products or services, the fair market value of such “in kind” products or services valued at the time Licensee delivers its products or services.

For purposes hereof, “Revenue” shall include all such License Fees, Professional Services and Maintenance Fees or the like, even if labeled otherwise. Licensee and Buyer hereby warrant that all Revenue as described in Sections 2.2(a), (b) and (c) above, regardless of where such amounts are deposited (whether in Licensee’s or Buyer’s or other entity’s account), shall for all purposes be included as Revenue hereunder.

ARTICLE 3
PAYMENT TERMS

             Section 3.1 Reports and Payments.  On a monthly basis following the Closing Date, Licensee and Buyer shall determine and report to Firstwave, within ten (10) days following the end of each month, whether the aggregate earned Royalty Fee for the preceding month-to-date Contract Year (excluding the Prepaid Royalty) exceeds that amount paid at Closing pursuant to installments due on the anniversary of the Closing Date. If the aggregate earned Royalty Fees (excluding the Prepaid Royalty Fee) exceed the amount paid by Licensee and Buyer pursuant to the Note on any anniversary of the Closing Date, Licensee will pay to Firstwave, on the 15th day of the month following the end of the fiscal quarter in which such excess occurs, the Royalty Fee payments due to Firstwave on excess “Revenue” (defined below) collected during such fiscal quarter. (For clarification, the installments due under the Note on August 31, 2005 and November 30, 2005 shall not be considered in determining whether quarterly Royalty Fee payments are due.) Although written reports will be made on a monthly basis, payments, if required pursuant to the terms hereof, will be made on a fiscal quarter basis and will be accompanied by a fiscal quarterly, written report indicating the Revenue for the preceding fiscal quarter and the amount of Royalty Fees due for such quarter. Royalty Fees shall be paid in U.S.

currency to be converted at the exchange rate used by Citibank of New York, in effect the first day of each month included in the quarter in which the Royalty Fee payment is due to Firstwave. Failure to make any payments due under the Note (which failure is not cured in any applicable cure period) causes an immediate acceleration of all subsequent amounts due. If any sum payable under this Agreement is not paid within ten (10) days of the date due, then (without prejudice to Firstwave's other rights and remedies) Firstwave shall be entitled to interest on such sum on a day-to-day basis from the date due to the date of payment (both dates inclusive) at the rate of one and one-half percent (1.5%) per month on such past due amount. Licensee and Buyer shall not set-off against any amounts owed to Firstwave under this Agreement any sums claimed to be owed by Firstwave under this Agreement, the Transaction Documents or arising out of any other purchase, license, service, development or other transaction between or among Firstwave, Buyer and Licensee. In the event any Party deems it necessary to enforce this Agreement by or through an attorney at law, the non-prevailing Party shall pay the prevailing Party upon demand all costs and expenses of enforcement, including, without limitation, reasonable attorneys’ fees. For purposes hereof, the Parties acknowledge and agree that Licensee’s fiscal quarters shall consist of the periods from May 1st through July 31st, August 1st through October 30th, November 1st through January 31st, and February 1st through April 30th of each Contract Period.

           Section 3.2 Records and Audit. Licensee and Buyer agree to keep accurate written records sufficient in detail and in accordance with United States generally accepted accounting principles to enable the Royalty Fee payments payable under this Agreement by Licensee to Firstwave to be determined and verified. Such records for each month and fiscal quarter reporting period will be retained by Licensee and Buyer for a period of not less than five years after the end of such quarter. Upon reasonable notice and during regular business hours, Licensee and Buyer will from time to time (but no more frequently than once per quarter) make available the records referred to herein for audit at Firstwave’s expense to verify the accuracy of the reports and payments delivered to Firstwave. In the event Firstwave or its auditors determine that Licensee or Buyer have underreported or underpaid Royalty Fees due to Firstwave, and if such audit shows an underpayment by more than five percent (5%) for any Contract Year, Licensee or Buyer shall immediately pay such underpaid amount to Firstwave along with all costs of performing the audit. Failure to promptly pay any underpaid amounts constitutes grounds for acceleration of remaining payments due under the Note and termination of this Agreement by Firstwave.

   Section 3.3 Intent of Revenue Sharing. For purposes of clarification, the intent of Licensee’s obligation to remit the payments described in Section 2.3 above is to enable Licensee and Buyer to reduce the balance due to Firstwave under the Note as expeditiously as possible. Licensee and Buyer acknowledge and agree that the percentages stated above in Section 2.3 are fair and reflect the Parties’ reasonable efforts to reduce the Note. The Parties acknowledge and agree that Licensee’s prepayment of the total amount of Royalty Fees due hereunder prior to the maturation of the Note will terminate Licensee’s obligation to continue making payments as set forth herein.

ARTICLE 4
INTELLECTUAL PROPERTY RIGHTS AND OWNERSHIP

    Section 4.1 Ownership. Subject to the license granted to Licensee in Section 1, Firstwave shall retain all of its right, title and interest in and to the Firstwave Software. Until such time as the Royalty Fees are paid in full and the Note retired, any and all derivative works of the Firstwave Software developed, conceived, or prepared by Licensee, alone or with others, including all IPR associated therewith shall be part of the Firstwave Software and owned by Firstwave. Upon payment in full of all amounts due hereunder and under the Note, Licensee shall be entitled to all right, title and interest in and to only the derivative works created by Licensee of the Firstwave Software after the Closing Date, not the underlying, original Firstwave Software. Firstwave shall execute any assignment or other document reasonably requested to evidence Licensee’s rights in such derivative works. Notwithstanding the foregoing, the Parties acknowledge and agree that any and all derivative works of the Firstwave Software developed, conceived, or prepared by Licensee before the Closing Date, alone or with others, including all IPR associated therewith shall be part of the Firstwave Software and all right, title and interest therein shall remain with Firstwave. Licensee shall have the license rights granted in Section 1.1 to such derivative works. Furthermore, all right, title and interest and IPR in the underlying, original Firstwave Software will remain with Firstwave. Any third party products purchased or licensed by Licensee shall remain the property of their respective owners.

ARTICLE 5
WARRANTIES AND DISCLAIMER

            Section 5.1  Limited Warranties by Firstwave. Firstwave represents and warrants to Licensee that Firstwave has the right and authority to grant the license granted herein.

           Section 5.2  Warranty Disclaimer. The Parties acknowledge and agree that Licensee is currently in possession of the Firstwave Software. THERE ARE NO WARRANTIES, WRITTEN OR ORAL, EXPRESS OR IMPLIED, WITH RESPECT TO THE FIRSTWAVE SOFTWARE, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ALL OF WHICH ARE EXPRESSLY DISCLAIMED.

           Section 5.3  Limited Warranties by Licensee. Licensee and Buyer represent and warrant to Firstwave that: (i) Licensee is and shall be capable of performing its duties and obligations as set forth herein; (ii) Licensee will not alter, modify, obscure or cover any copyright notices or Trademark notices or other proprietary rights legends placed on or embedded by Firstwave in the Firstwave Software; (iii) with respect to any derivative works created by Licensee or at Licensee’s direction after the Closing Date, such derivative works shall be original works of authorship prepared by Licensee or at Licensee’s direction and will not infringe any worldwide copyright, patent, trade secret or other intellectual property right of any third party; and (iv) with respect to its distribution of the Firstwave Software prior to the termination of this Agreement, Licensee will not extend warranties to its customers which are broader in their substance and duration than those set forth in Firstwave’s standard license agreements without first consulting with Firstwave. Firstwave shall have no liability to such customers for any breach thereof .

            Section 5.4  Indemnity by Licensee. Licensee and Buyer shall indemnify, defend and hold harmless Firstwave from and against all liabilities, losses, damages, claims, actions, costs and expenses (including, without limitation, legal fees) arising out of or with respect to the activities of Licensee, the failure of Licensee to perform any obligation of Licensee under this Agreement, any warranty or guarantee granted by Licensee or Buyer with respect to the Firstwave Software products or any services to be provided to Firstwave’s customers being serviced by Licensee from and after the Closing Date hereof and any new customers of Licensee following the Closing Date hereof.

              Section 5.5  Indemnity by Firstwave. Firstwave shall indemnify, defend and hold harmless Licensee from and against all liabilities, losses, damages, claims, actions, costs and expenses (including, without limitation, legal fees) arising out of or with respect to Firstwave’s breach of Section 5.1 hereof.

ARTICLE 6
LIMITATION OF LIABILITY

              Section 6.1  Limitation of Liability. In no event shall any Party be liable to the other for loss of profits, business, revenue, goodwill or anticipated savings; and/or indirect or consequential loss or damage. The Parties expressly agree that should any limitation or provision contained herein be held to be invalid under any applicable statute or rule of law it shall to that extent be deemed omitted but if any Party thereby becomes liable for loss or damage which would otherwise have been excluded, such liability shall be subject to the other limitations and provisions set out herein. In the event this Agreement is terminated for any reason, Firstwave shall not be liable for the debts, accounts, obligations or other liabilities of Licensee or Buyer or of their agents, employees or independent contractors, including, without limitation, the salaries, overhead costs, market development investments or other costs and expenses incurred by Licensee or Buyer, however described or denominated.

ARTICLE 7
CONFIDENTIALITY AND NON-DISCLOSURE

              Section 7.1  Confidential Information. All “Confidential Information” (as defined below) of any Party given by that Party to the other or otherwise obtained (whether prior to or after the entering into of this Agreement and including information disclosed in contemplation of this Agreement being entered into) shall be treated by the other Party, its employees, agents and sub-contractors as confidential and shall not be used other than for the benefit of the disclosing Party. Each Party agrees to use the same means as it uses to protect its own confidential information, and in any event no less than reasonable means, to prevent the disclosure and to protect the confidentiality of the other Party’s Confidential Information which it has been given or otherwise obtained as set out above. Notwithstanding the foregoing, each Party shall have the right to disclose Confidential Information to third parties provided they have executed an enforceable nondisclosure agreement.

              Section 7.2  Exceptions. The provisions of Section 7.1 shall not apply to any information which:

7.2.1	is or becomes public knowledge other than by breach of this Section 7;

7.2.2	is received from a third party who lawfully acquired or developed it and who is under no obligation restricting its disclosure;

7.2.3	is independently developed without use of the other Party’s confidential information; or

7.2.4	must be disclosed by the disclosing Party in the discharge of its obligations to supply information for parliamentary, governmental, regulatory or judicial purposes or under the rules or regulations of the governing jurisdiction. Where either Party reasonably determines that any disclosure of any such Confidential Information is in the discharge of its obligations to supply information for parliamentary, governmental or judicial purposes or the rules or regulations of the governing jurisdiction, or any governmental, regulatory or quasi governmental authority, it shall only make such disclosure after consultation with the other Party and taking into account its reasonable requirements as to its timing, contents and manner of disclosure of such Confidential Information.

The Parties acknowledge and agree that Licensee, as a wholly owned subsidiary of Firstwave prior to the Closing Date of the Transaction Documents, was lawfully in possession of Confidential Information of Firstwave. In the event this Agreement is terminated, Buyer and any of Licensee’s employees, agents or contractors having access to such Confidential Information shall be bound by the nondisclosure obligations in this section and the exceptions stated herein may not apply.

             Section 7.3  Term of Non-Disclosure. The non-disclosure shall remain in full force and effect notwithstanding the termination of this Agreement during the term of the Agreement and (i) with respect to Confidential Information, for a period of three (3) years from the Closing Date hereof; and (ii) with respect to any information which may be identified and treated as a Trade Secret, for so long as such information remains a “Trade Secret” (as defined below) under applicable law.

             Section 7.4  Definition of “Confidential Information” and “Trade Secrets”. For purposes hereof, “Confidential Information” shall mean data and information relating to a Party’s business (which does not rise to the status of a Trade Secret) which has value to such Party and is not generally known to its competitors including, but not limited to, this Agreement, Firstwave Software, Source Code Materials, derivatives thereof, software development and marketing strategies, software programs in all forms, technical data and information, customers, prospects, pricing and cost information, order patterns, financial data and business strategies. “Trade Secrets” of a Party shall mean information without regard to form belonging to the Party including, but not limited to, inventions, methods, techniques, drawings, processes, diagrams, specifications, research, development plans relating to existing and future products, and computer programs of any type and lists of actual or potential customers or suppliers which is not commonly known by or available to the public and which information (1) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (2) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy and has been identified as a “Trade Secret” at the time of disclosure. Confidential Information may also include information, which has been disclosed to a Party by a third party, which such Party is obligated to treat as confidential.

ARTICLE 8
SOURCE CODE ESCROW

             Section 8.1  Escrow of Source Code Materials. On a fiscal quarterly basis, Licensee will deliver to Firstwave the source code relating to the Firstwave Software (including any and all derivatives thereof), including, without limitation, all related documentation and technical specifications and a list of all customers licensed to use the Firstwave Software or for whom Licensee is providing Professional Services or Maintenance Services relating to such Firstwave Software (collectively referred to herein as the “Source Code Materials”). Until the Royalty Fees and Note are paid in full, (i) Licensee will have a limited license to such Source Code Materials as specified in Section 1.1 for the sole and exclusive purpose of maintaining and supporting the Firstwave Software and as otherwise necessary to exercise Licensee’s rights hereunder and for no other purpose, and (ii) Firstwave will hold the Source Code Materials in confidence and will not use any derivative works created by Licensee to such Source Code Materials unless this Agreement is terminated pursuant to Section 9 or the Parties have agreed upon some form of acceptable exchange regarding bug fixes, corrections and/or enhancements as provided in Section 1.1. Other than the foregoing, Firstwave shall restrict its access to Licensee’s derivative works of the Source Code Materials to verification that Licensee has made the appropriate delivery of such Source Code Materials and derivatives thereof. After the Royalty Fees and Note are paid in full, (i) Licensee will no longer be required to escrow the Source Code Materials but Licensee will continue to treat the Source Code Materials as Confidential Information and/or Trade Secrets (as may be applicable) in accordance with the terms hereof, and (ii) Firstwave shall destroy the Source Code Material in its possession other than with respect to bug fixes, corrections and enhancements acquired pursuant to Section 1.1 and underlying code in which the IPR remain with Firstwave.

             Section 8.2  Termination of Escrow. When Licensee has paid the Royalty Fees in full, Licensee will no longer be required to deliver the Source Code Materials to Firstwave. Upon the occurrence of any of the events set forth below in Section 9 terminating the Agreement, the Source Code Materials shall become the property of Firstwave.

             Section 8.3  Ownership of Source Code Escrow Materials. Licensee acknowledges and agrees that Licensee’s access to the Source Code Materials in no way transfers any right, title or interest to such Source Code Materials, its derivatives or its related products to Licensee. All right, title and interest and the IPR in such Source Code Materials, including any derivatives thereof, will belong to Firstwave in the event this Agreement is terminated pursuant to Section 9. In the event Licensee and Buyer have remitted payment in full of the Royalty Fees and under the Note, then all right, title and interest and IPR in the derivative works only developed by Licensee will be assigned to Licensee. Notwithstanding the foregoing, Firstwave will retain all right, title and interest and IPR in the original Firstwave Software as obtained by Licensee on the Closing Date of this Agreement, any derivative works thereof that may be created by or at Firstwave’s direction, and any rights to the bug fixes, error corrections and enhancements obtained by Firstwave pursuant to Section 1.1 above.

             Section 8.4  Non-Disclosure Obligations. During the Term of this Agreement, and thereafter with respect to the original Firstwave Software, Licensee agrees that it will protect the Source Code Materials as Confidential Information and as it protects its own software source code and that it will only provide access to the Source Code Materials to those of its employees and/or contractors who have agreed not to use or disclose the Source Code Materials except as permitted herein.

             Section 8.5  Release Conditions. In addition to any termination events specified in Section 9, Firstwave shall be entitled all right, title and interest in and to the IPRof the derivative works of the Firstwave Software included in the Source Code Materials upon the occurrence of any of the following events:

8.5.1	Licensee passes a resolution, or a court makes an order that Licensee be wound up otherwise than for the purpose of a bona fide reconstruction or amalgamation, or a receiver, manager or administrator on behalf of a creditor is appointed in respect of the Licensee’s business or any part thereof, or circumstances arise which entitle a court or a creditor to appoint a receiver, manager or administrator or which entitle a court otherwise than for the purpose of a bona fide reconstruction or amalgamation to make a winding-up order, or the Licensee is unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 or any similar event occurs under the law of any other jurisdiction; or

        8.5.2         Pursuant to termination under Section 9.2.2 if Licensee fails to remit payments in a timely fashion as required herein.

ARTICLE 9
TERM AND TERMINATION

              Section 9.1 Term. This Agreement shall be effective from the Closing Date as stated herein and shall continue indefinitely unless terminated earlier as provided herein.

              Section 9.2 Termination. This Agreement may be terminated as provided below:

9.2.1	The Parties may terminate this Agreement by mutual written consent at any time; or

9.2.2	Firstwave may terminate this Agreement by giving written notice to Licensee at any time in the event Licensee has breached any term of this Agreement as follows: (i) if Licensee or Buyer have failed to remit payment as set forth herein and/or the Note and the breach has continued without cure for a period of ten (10) days after the notice of breach is delivered; and (ii) if Licensee has breached any other provision hereunder and the breach has continued without cure for a period of thirty (30) days after notice of such breach is delivered; provided that if such breach is not possible to cure, Firstwave may immediately terminate this Agreement upon such breach; or

9.2.3	Firstwave may at any time before payment in full of the Royalty Fees and all amounts due under the Note by notice in writing terminate this Agreement with effect on and from the date of service of such notice if Licensee or Buyer passes a resolution, or a court makes an order that Licensee or Buyer be wound up otherwise than for the purpose of a bona fide reconstruction or amalgamation, or a receiver, manager or administrator on behalf of a creditor is appointed in respect of the Licensee’s or Buyer’s business or any part thereof, or circumstances arise which entitle a court or a creditor to appoint a receiver, manager or administrator or which entitle a court otherwise than for the purpose of a bona fide reconstruction or amalgamation to make a winding-up order, or the Licensee or Buyer are unable to pay its debts within the meaning of Section 123 of the Insolvency Act 1986 or any similar event occurs under the law of any other jurisdiction; or

9.2.4	This Agreement shall immediately terminate upon the termination of the Stock Purchase Agreement entered into by and between Buyer and Firstwave on even date herewith.

             Section 9.3 Effect of Termination.

9.3.1	If any such termination is due to a breach by Licensee or Buyer, the remaining amount due under the Note, after subtracting any payments made pursuant to Sections 2.1, 2.2 and 3.1 above (including any unpaid balance of the $338,000 of the Prepaid Royalty Fee), shall represent liquidated damages and as reimbursement for Firstwave’s loss of its Sports Industry business operations from the Closing Date of this Agreement to the date of termination. The Parties agree that this estimate of liquidated damages is reasonable and does not constitute a penalty.

9.3.2	If this Agreement is terminated, all rights and obligations of the Parties hereunder (except for provisions that by their terms survive termination) shall terminate without any liability of any Party to the other Party, except for any liability of the Party then in breach. Upon termination, all license rights granted to Licensee shall terminate immediately and the Source Code Materials shall be released to Firstwave.

     Section 9.4 Events Upon Termination. In the event that this Agreement is terminated, Licensee shall return to Firstwave all property, including, without limitation, all copies of the IPR and Firstwave Software and derivative works thereof, belonging to Firstwave then in its possession. Forthwith upon completion of the activities set out herein, Licensee shall certify in writing to Firstwave that it has fully complied with the requirements of set forth herein. The termination of this Agreement shall not prejudice or affect any right of action or remedy which shall have accrued or shall thereafter accrue to Firstwave.

ARTICLE 10
MISCELLANEOUS

Section 10.1  Assignment. Except as set forth herein, any assignment or transfer of this Agreement, and any ”Change of Control” (as defined in the Stock Purchase Agreement) transaction as to the ownership of Licensee after the Closing Date automatically triggers an immediate acceleration of all payments due under this Agreement and the Note. Upon payment of such accelerated amounts, Licensee shall be free to assign or transfer this Agreement or consummate a Change of Control transaction.

Section 10.2  Expenses. Except as otherwise provided in this Agreement, each Party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.3  Contents of Agreement; Parties in Interest; etc. This Agreement, and the other Transaction Documents, set forth the entire understanding of the Parties hereto with respect to the transactions contemplated hereby. This Agreement shall not be assigned, amended or modified except by written instrument duly executed by each of the Parties hereto or as provided herein. Any and all previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

Section 10.4  Waiver. Any term or provision of this Agreement may be waived at any time by the Party entitled to the benefit thereof only by a written instrument duly executed by such Party. No failure or delay by either Party in exercising any right, power or remedy will operate as a waiver of any such right, power or remedy.

Section 10.5  Notices. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given only if delivered personally or sent by email, telecopier, courier, telegram or by registered or certified mail, postage prepaid, as follows:

If to Firstwave, to:

Firstwave Technologies, Inc.
Overlook III, Suite 1000
2859 Paces Ferry Road
Atlanta, GA 30339
(770) 431-1200
(770) 431-1201 (facsimile)
Attention: Richard T. Brock, CEO

With a copy to:

James Walker IV, Esq.
Morris Manning & Martin, L.L.P.
1600 Atlanta Financial Center
3343 Peachtree Road, NE
Atlanta, GA 30326
(404) 504-7687
(404) 364-3172 (facsimile)

If to Licensee or Buyer, to:

Mr. David Simmons
6080 Weatherly Drive
Atlanta, GA 30328

                        and to:

Mr. Shaun Lucas
AllAboutTickets, LLC
The Pavilion
1 Atwell Placed
Thames Ditton
Surrey KT7 ONF
England

With a copy to:

Kenneth F. Antley, Esq.
Miller & Martin PLLC
1170 Peachtree Street, N.E., Suite 800
Atlanta, GA 30309-7649
(404) 962-6435
(404) 962-6300 (facsimile)

or to such other address as the addressee may have specified in a notice duly given to the sender as provided herein. Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered, transmitted by facsimile, telegraphed or mailed, as the case may be; provided, however, if such date is not a business day, then such notice or communication shall be deemed given on the first business day following the date delivered, transmitted, telegraphed or mailed.

Section 10.6  Governing Law. This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Georgia, without regard to its conflict of law principles.

Section 10.7  No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns, and nothing contained in this Agreement or the other Transaction Documents shall be construed as conferring any rights on any other persons.

Section 10.8  Non-Solicitation / No Poaching. For a period of three (3) years after the Closing Date or earlier of the payment of the Note in full, neither Party shall, without the prior written consent of the other Party, either directly or indirectly, on its own behalf or in the service of or on behalf of others, divert, solicit, entice or hire away (or seek to divert, solicit, entice or hire away) from the employment of the other Party, any person employed (or any person who has been so employed in the preceding twelve (12) months) by the other Party nor will either Party, without prior written consent of the other, offer employment to any employee of the other during the six month period immediately following the employee’s termination. For purposes of this Agreement, the term “employee” shall mean a person with whom such Party has had significant contacts, whether or not such employee is a full or part-time employee or consultant of the other Party and whether or not such employment is pursuant to a written agreement, for a determined period or at will. Notwithstanding the foregoing, in the event this Agreement is terminated pursuant to Section 9.2, then the foregoing restrictions with respect to Firstwave’s ability to solicit or hire any of Licensee’s employees shall be removed.

Section 10.9  Headings, Gender and “Person”. All section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires. Any reference to “include” or “including” herein shall be deemed to mean “include, without limitation” and “including, but not limited to.” Any reference to a “person” herein shall include an individual, firm, corporation, partnership, trust, governmental authority or body, association, unincorporated organization or any other entity. The “knowledge” of a person shall include the current actual awareness of such person, such person’s officers charged with the responsibility for the matters qualified by the use of the term “knowledge” and such matters as would be revealed by a review of such person’s records.

Section 10.10  Amendment. No amendment or modification of any provision of this Agreement shall be effective, unless it is set forth in writing which refers to the provisions so affected and is signed by an authorized representative of each party.

Section 10.11  Severability. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

Section 10.12   Counterparts. This Agreement may be executed in any number of counterparts and any Party hereto may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument. This Agreement shall become binding when one or more counterparts taken together shall have been executed and delivered by the Parties. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts.

Section 10.13   Assistance of Counsel. Each Party hereto acknowledges that they have had the assistance of counsel in negotiating and preparing the terms of this Agreement and the other Transaction Documents; therefore, this Agreement and the other Transaction Documents shall be construed without regard to any presumption or other rule requiring construction against the Party causing them to be drafted.

Section 10.14   Time of the Essence. Time is of the essence of this Agreement.

Section 10.15  Actions and Proceedings. The Parties consent to the exclusive jurisdiction and venue of the courts of Cobb County, Georgia and the United States District Court for any District of Georgia in any action or judicial proceeding seeking an injunction or other equitable relief or to enforce an arbitration award in favor of any other Parties in connection with this Agreement or the transactions contemplated hereby. The Parties agree that any forum other than the State of Georgia is an inconvenient forum and that a suit (or non-compulsory counterclaim) brought by any Party in a court of any state other than the State of Georgia should be forthwith dismissed or transferred to a court located in the State of Georgia.

Section 10.15  Publicity. Licensee shall not disclose the terms and conditions of this Agreement to any third party nor refer to Firstwave in connection with any promotion or publication without the prior written approval of Firstwave. Further, any press releases relating to the transaction undertaken in the Transaction Documents, including this License Agreement, will be mutually agreed upon prior to release.

Section 10.16  Execution by Facsimile. Any Party may deliver an executed copy of this Agreement and any documents contemplated hereby by facsimile transmission to another Party, and such delivery shall have the same force and effect as any other delivery of a manually signed copy of this Agreement or of such other documents.

[Signatures follow on next page]

IN WITNESS WHEREOF, the Parties hereto have duly executed this Stock Purchase Agreement on the date first written above:

                            “Licensee”
                            Firstwave Technologies UK Ltd.

                            By:                   /s/ David R. Simmons
                            Name:              David R. Simmons
                            Title:                 Chairman

                            “Buyer”
                            AllAboutTickets, LLC

                            By:                    /s/ David R. Simmons
                            Name:               David R. Simmons
                            Title:                  Manager

                            “Firstwave”
                            Firstwave Technologies, Inc.

                            By:                    /s/ Richard T. Brock
                            Name:               Richard T. Brock
                            Title:                  CEO

EXHIBIT A
Firstwave Protected Entities

Arena Football League
Atlanta Falcons
Atlanta Hawks
Atlanta Sports Council
Atlanta Thrashers
ChampionsWorld
Cheyenne Rodeo
CruiseOne
Cygnus
Quantum Shift Technology